UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERSPACE COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

HYPERSPACE COMMUNICATIONS, INC.

(Names of Filing Person (Offeror))

Restricted Stock Units under HyperSpace Communications, Inc.

2004 Equity Incentive Plan, as amended,

Convertible into Common Stock, No Par Value per Share

(Title of Class of Securities)

44915D 10 3

(CUSIP Number of Class of Securities)

(Underlying Class)

John P. Yeros, Chief Executive Officer

HyperSpace Communications, Inc.

8480 East Orchard Road, Suite 6600

Greenwood Village, CO 80111

(303) 566-6500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:
Patrick J. Simpson
Sonny Allison
Perkins Coie LLP,
1899 Wynkoop Street, Suite 700
Denver Colorado 80202 (303) 291-2300

December 1, 2005

CALCULATION OF FILING FEE

Transaction Valuation* $7,649,262.50	Amount of Filing Fee $1,529.85

*        Calculated solely for purposes of determining the filing fee. This amount assumes that restricted stock units convertible into 1,223,882 shares of common stock of HyperSpace Communications, Inc. at $6.25 per share, the average of the high and low sales prices for November 29, 2005, as reported on the American Stock Exchange, will be issued in exchange for currently outstanding restricted stock units pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X ]	issuer tender-offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.	SUMMARY TERM SHEET

The information set forth under the "Summary Term Sheet" in the Offer to Exchange, dated December 1, 2005 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)     The name of the issuer is HyperSpace Communications, Inc., a Colorado corporation (the "Company"), and the address of its principal executive office is HyperSpace Communications, Inc., 8480 East Orchard Road, Suite 6600, Greenwood Village, CO 80111, (303) 566-6500. The information set forth in the Offer to Exchange under Section 8 ("Information Concerning HyperSpace Communications, Inc.") is incorporated herein by reference.

(b)     This Tender Offer Statement on Schedule TO-I relates to an offer by the Company to exchange all restricted stock units (the "Old RSUs") granted to employees of the Company's wholly-owned subsidiary, MPC Computers, LLC ("MPC"), in connection with the Company's acquisition of MPC, under the HyperSpace Communications, Inc. 2004 Equity Incentive Plan, as amended (the "Plan"), convertible into shares of the Company's common stock, no par value (the "Common Stock"), for new restricted stock units (the "New RSUs") convertible into shares of the Common Stock upon the terms and subject to the conditions in the Offer to Exchange and the related Election Concerning Exchange of Restricted Stock Units (together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to New RSUs will be equal to the number of shares of Common Stock subject to the Old RSUs that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Restricted Stock Units; Expiration Date"), Section 5 ("Acceptance of Restricted Stock Units for Exchange and Issuance of New Restricted Stock Units") and Section 7 ("Source and Amount of Consideration; Terms of New Restricted Stock Units") is incorporated herein by reference.

(c)     The principal market in which the subject securities are traded is the American Stock Exchange. The high and low sales prices for the subject securities on the American Stock Exchange for each applicable quarter during the last two years are set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Restricted Stock Units"), which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)     The information set forth under Item 2(a) above and in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") and Schedule B ("Information Concerning the Directors and Executive Officers of HyperSpace Communications, Inc.") is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

Securities Sought, Consideration Offered, and Expiration Date: The Company will accept for exchange all of the Old RSUs. Upon the terms and subject to the conditions of the Offer, we will grant New RSUs convertible into a maximum aggregate amount of 1,223882 shares of our Common Stock in exchange for the Old RSUs. The Offer permits a holder of Old RSUs ("Holder") to make a voluntary election to cancel outstanding Old RSUs in exchange for a one-for-one grant of New RSUs to be issued on the replacement grant date. Holders may choose to cancel some, all, or none of their New RSUs. The Offer expires at 5 p.m. Mountain Time on December 29, 2005.

Extensions: We expressly reserve the right, in our discretion, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of any Old RSUs by giving oral or written notice of such extension to the Holders and making a public announcement thereof.

Withdrawal Deadlines: Holders may withdraw elected Old RSUs at any time before 5 p.m. Mountain Time, on December 29, 2005. If the Offer is extended, Holders may withdraw elected Old RSUs at any time until the extended expiration of the Offer.

Procedures for Tendering and Withdrawing and Manner of Acceptance: To tender Old RSUs as part of the Offer, the Holders must complete the Election Concerning Exchange of Restricted Stock Units in the form attached hereto as Exhibit (a)(2), sign it, and ensure that HyperSpace receives it no later than 5:00 p.m. Mountain Time on December 29, 2005. Holders can return the form either by fax to Mark A. Pougnet at (208) 893-7218 or email at mapougnet@ehyperspace.com or by post to Mark A. Pougnet, HyperSpace Communications, Inc., c/o MPC Computers, LLC, 906 E. Karcher Road, Nampa, ID 83687. The Company promptly will send each Holder whose Old RSUs have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4), confirming receipt of the Election Concerning Exchange of Restricted Stock Units and the terms of the Offer. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept all properly elected Old RSUs promptly after the expiration of the Offer. To withdraw Old RSUs elected for exchange, Holders must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while preserving the right to withdraw the Old RSUs elected for exchange.

Federal Income Tax Consequences: We know of no adverse tax consequence that will impact any employee in the United States with respect to restricted stock units exchanged and re-granted under this program. In fact, Holders who do not elect to participate in the exchange will be subject to taxation on January 1, 2006, the date upon which a portion of Old RSUs convert to shares of our Common Stock. We do not believe that Holders who exchange Old RSUs for New RSUs under this Offer will be required under current law to recognize income for federal income tax purposes at the time of the exchange or on January 1, 2006. We believe that the exchange will be treated as a non-taxable exchange. We recommend that Holders consult with their own tax advisor to determine the tax consequences of electing to exchange Old RSUs pursuant to the Offer. The information set forth in the Offer to Exchange under Section 12 ("Material Federal Income Tax Consequences") is incorporated herein by reference

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

(e)     The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") and Schedule B ("Information Concerning the Directors and Executive Officers of Hyperspace Communications, Inc.") is incorporated herein by reference. The plan attached hereto as Exhibit (d) contains information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Restricted Stock Units for Exchange and Issuance of New Restricted Stock Units") and Section 10 ("Status of Restricted Stock Units Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c)     The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") and Section 7 ("Source and Amount of Consideration; Terms of New Restricted Stock Units") is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)     The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Restricted Stock Units") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

(d)	Not applicable.
ITEM 8.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a)     The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Restricted Stock Units") is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED,

COMPENSATED OR USED

(a)	Not applicable
ITEM 10.	FINANCIAL STATEMENTS

(a)     The information set forth in the Offer to Exchange under Section 8 "(Information Concerning HyperSpace") and Section 15 ("Additional Information"), on pages F-1 through F-23 of the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2004, attached hereto as Exhibit (a)(5), and on pages 3 through 22 of the Company's Quarterly Report on Form 10-QSB for its quarter ended September 30, 2005, attached hereto as Exhibit (a)(6) is incorporated herein by reference.

(b)	Not applicable.
ITEM 11.	ADDITIONAL INFORMATION

Not applicable.

ITEM 12.	EXHIBITS
(a)(1)	Offer to Exchange dated December 1, 2005.
(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)	Form of Letter to HyperSpace Communications, Inc. Restricted Stock Unit Holders.
(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders.

(a)(5)	HyperSpace Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)	HyperSpace Quarterly Report on Form 10-QSB for its quarter ended September 30, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.
(b)	Not applicable.
(d)	HyperSpace Communications, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit No. 99.2 to Form S-8, filed with the Securities and Exchange Commission on July 22, 2004.
(g)	Not applicable.
(h)	Not applicable.
ITEM 13.	INFORMATION REQUESTED BY SCHEDULE 13E-3
(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005

HyperSpace Communications, Inc.

By: /s/ John P. Yeros John P. Yeros Chairman and Chief Executive Officer

EXHIBIT INDEX

ITEM 12.	EXHIBITS
(a)(1)	Offer to Exchange dated December 1, 2005.
(a)(2)	Form of Election Concerning Exchange of Restricted Stock Units.
(a)(3)	Form of Letter to HyperSpace Communications, Inc. Restricted Stock Unit Holders.
(a)(4)	Form of Letter to Tendering Restricted Stock Unit Holders.
(a)(5)	HyperSpace Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)	HyperSpace Quarterly Report on Form 10-QSB for its quarter ended September 30, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.
(b)	Not applicable.
(d)	HyperSpace Communications, Inc. 2004 Equity Incentive Plan, incorporated by reference to Exhibit No. 99.2 to Form S-8, filed with the Securities and Exchange Commission on July 22, 2004.
(g)	Not applicable.
(h)	Not applicable.